[JetBlue letterhead]

January 11, 2008

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E., Stop 3561

Washington, D.C. 20549

Attention:	Daniel Morris, Esq. Attorney-Advisor
Re:	JetBlue Airways Corporation Definitive 14A Filed April 2, 2007 File No. 000-49728

Ladies and Gentlemen:

On behalf of JetBlue Airways Corporation, or JetBlue or the Company, set forth below are our responses to the comments of the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, or the Staff, set forth in the Staff’s letter dated December 10, 2007, regarding the above-referenced filing. For your convenience, we have repeated each of the comments set forth in the Staff’s letter, followed by our responses to each comment.

1.

While we note your supplemental response to prior comment 3, we believe that the identity of your benchmark companies is material information. Please confirm that you will identify all benchmark companies in future filings.

We confirm that we will identify all companies we use for benchmarking purposes in future proxy statements.

Daniel Morris, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

2.

While we note your supplemental response to prior comment 5, we re-issue the prior comment. Please confirm that you will disclose in future filings specific performance targets and “sub-goals”, including, for example, targets for growth, profitability and internal revenue. If you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. Please refer to prior comment 5 for additional guidance, as appropriate.

As stated in the seventh paragraph of our response to prior comment 5 in our response letter to the Staff dated October 19, 2007, we understand the importance of providing a more specific description of the material elements of our corporate performance targets, including disclosure of the material underlying sub-goals, and confirm that we will disclose in future proxy statements such specific performance targets and sub-goals. However, with respect to three of the sub-goals underlying our 2006 performance targets (out of a total of approximately 40 of such sub-goals) that contain our specific internal targets for revenue per available seat mile, non-flight revenues, and cost per available seat mile, we believe that disclosure of these specific quantitative targets would result in competitive harm to JetBlue and, therefore, such information should be omitted for the reasons stated in our supplemental submission to the Office of the Secretary of even date herewith.

To the extent that any of our performance targets in 2007 or in future years contain similar specific quantitative financial information that we believe we have an appropriate basis to omit due to the competitive harm disclosure of such information would cause to us, we confirm that we will discuss in future proxy statements how difficult it would be for us to achieve these targets and thus how difficult it would be for our executive officers whose incentive compensation may be tied in part to the achievement of such goals to receive the maximum amount of such compensation for which they are then eligible.

3.	While we note your response to prior comment 8, we re-issue the comment in part. Specifically, please confirm that you will comply in future filings with the first sentence of prior comment 8.

We confirm that we will comply in future filings with the first sentence of prior comment 8.

Daniel Morris, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

January 11, 2008

In connection with our above responses to the Staff’s comments, JetBlue acknowledges that:

-	JetBlue is responsible for the adequacy and accuracy of the disclosure in the filing;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	JetBlue may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments. If any of our responses require further explanation, please call me at (718) 709-3030.

Very truly yours,
/s/ James G. Hnat
James G. Hnat Executive Vice President, General Counsel and Corporate Secretary